FIGS, Inc.

2834 Colorado Avenue, Suite 100

Santa Monica, California 90404

May 24, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Sergio Chinos

                Sherry Haywood

                Jeff Gordon

                Kevin Stertzel

    Re:     FIGS, Inc.

               Registration Statement on Form S-1 (File No. 333-255797)

               Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-255797) (the “Registration Statement”) of FIGS, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on May 26, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281 or Ian D. Schuman at (212) 906-1894.

Thank you for your assistance in this matter.

Very truly yours,

FIGS, Inc.

By:	/s/ Jeffrey D. Lawrence
Jeffrey D. Lawrence
Chief Financial Officer

cc:    Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

David Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP